Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker& Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

February 11, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Amendment No. 4 to Draft Registration Statement on Form S-4 Filed January 7, 2022 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 8, 2022 on the Company’s Amendment No. 4 to the proxy/registration statement on Form S-4 previously submitted on January 7, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1.	We note the following disclosures:

●	“VIYI controls and receives the economic benefits of Shenzhen Yitian’s business operations through certain contractual arrangements. As a result of these contractual arrangements, VIYI exerts control over Shenzhen Yitian and its subsidiaries”;

●	“Shenzhen Yitian is controlled through contractual agreements”;

●	“VIYI may not be able to exert effective control over its VIEs”; and

●	“after the completion of the Business Combination, VIYI . . . will continue to control and receive economic benefits from Shenzhen Yitian and its subsidiary through a series of contractual arrangements.”

With respect to the above disclosures (and any other similar disclosures throughout your filing), please revise so that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. For additional guidance, please consider Comment 6 of our Sample Letter to China-Based Companies.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and throughout the filing in accordance with the Staff’s instructions.

Prospectus Summary, page 11

2.	Please revise the summary section to disclose how your corporate structure, which involves a VIE based in China, may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. For additional guidance, consider Comment 5 of our Sample Letter to China-Based Companies.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 15 and 52 in accordance with the Staff’s instructions.

General

3.	You reference Shenzhen Yitian as VIYI’s VIE. Please revise to refer to this entity as “the VIE”, as opposed to “VIYI’s VIE.”

Response

In response to the Staff’s comments, the Company has revised the disclosure throughout the Revised Registration Statement in accordance with the Staff’s instructions.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)